UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
May 8, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 8, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY GOLD MINING COMPANY LTD
Harmony will announce its financial results for the third quarter of the financial year 2008 on Thursday, 8 May 2008.
Chief Executive Officer Graham Briggs will conduct a live conference call and presentation on the company’s operating and financial performance for the quarter ending March 2008 at 09:00.
SENS DISCLOSURE
Harmony’s results will be released on SENS at 08:00 on 8 May and simultaneously on the company’s web site at www.harmony.co.za
The presentation will be available on the Harmony website from 8:30.
CONFERENCE CALL DETAILS
THURSDAY 8 MAY 2008 AT 09:00 AND 15:00 (South African time)
The conference call details are also available on our website, www.harmony.co.za.
Access numbers for participants dialing from their country:

LIVE CALL
South Africa (Toll-Free):	0 800 200 648
South Africa (Toll):	011 535 3600
UK (Toll-free):	0 800 917 7042
USA (Toll):	1 412 858 4600
USA (Toll-free):	1 800 860 2442
Australia (Toll-free):	1 800 350 100
Canada (Toll-free):	1 866 519 5086

REPLAY
South Africa (Toll):	011 305 2030, Code 2668#
USA (Toll):	1 412 317 0088, Code 2668#
UK (Toll-Free):	0 808 234 6771, Code 2668#
Other Countries:	+27-11-305-2030, Code 2668#